SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment #1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Innovative Companies, Inc.

_____________________

(Name of Issuer)

Common Stock

________________________

(Title of Class of Securities)

380193 10 2

____________________________

(CUSIP Number)

December 31, 2003

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

CUSIP No.   380193 10 2

1	NAME OF REPORTING PERSON Joseph Zappala I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,428,250
	6	SHARED VOTING POWER 35,000
	7	SOLE DISPOSITIVE POWER 1,428,250
	8	SHARED DISPOSITIVE POWER 35,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X ]excludes 323,500 shares held by reporting person's spouse
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   380193 10 2

1	NAME OF REPORTING PERSON Isabel Zappala I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 323,500
	6	SHARED VOTING POWER 35,000
	7	SOLE DISPOSITIVE POWER 323,500
	8	SHARED DISPOSITIVE POWER 35,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X ]excludes 1,428,250 shares held by reporting person's spouse
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   380193 10 2

 This is an amendment to the joint filing report on behalf of Joseph Zappala and Isabel Zappala filed on August 6, 2003 for the period ending December 31, 2003.

Item 1.    (a)           Name of Issuer:       Innovative Companies, Inc.

Item 1.    (b)           Address of Issuer's Principal Executive Offices:

6950 Bryan Dairy Road, Largo, Florida 33777

Item 2.    (a)           Name of Person Filing:    Joseph Zappala

                                                                     Isabel Zappala

Item 2.    (b)           Address of Principal Business Office or if None, Residence:

7227 Clint Moore Road

Boca Raton, Florida 33496

Item 2.    (c)           Citizenship:   USA

Item 2.    (d)           Title of Class of Securities:    Common Stock, $.01 par value

Item 2.    (e)           Cusip Number:            380193 10 2

Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person filing is a:   N/A

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

CUSIP No.   380193 10 2

Item 4.    Ownership

        (a)           Amount Beneficially Owned (describe):  Of the 1,786,750 shares reported pursuant to this Schedule 13G, 1,428,250 shares are owned directly by Joseph Zappala, 323,500 shares are owned by Isabel Zappala, and 35,000 shares are owned by their minor child.  Both Joseph Zappala and Isabel Zappala disclaim beneficial ownership of all of the shares they do not directly hold.

       (b)           Percent of Class:  22.4%, based on the 7,989,301 outstanding shares on January  20, 2004, as reported in Amendment #1 to the Issuer's Preliminary Proxy Statement, filed on February 5, 2004.

      (c)           Number of shares as to which such person has sole or shared power to dispose or vote the shares: See corresponding cover sheet.

Item 5.    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [X]

Isabel Zappala's percentage interest in the issuer has dropped below 5% to 4.5%, terminating her Schedule 13G filing requirement.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:  n/a

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:    n/a

Item 8.    Identification and Classification of Members of the Group:  n/a

Item 9.    Notice of Dissolution of Group:    n/a

CUSIP No. 380193 10 2

Item. 10. Certification (see Rule 13d-1(b) and (c)):

Exhibits     Exhibit 1 Joint Filing Agreement, dated July 3, 2003 between Joseph Zappala and Isabel Zappala.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February   __, 2004                               /s/ Joseph Zappala

                                                                      _______________

                                                                          Joseph Zappala

                                                                            /s/ Isabel Zappala

                                                                       _______________

                                                                           Isabel Zappala

EXHIBIT 1

JOINT FILING AGREEMENT

    This Joint Filing Agreement (the "Agreement") dated July 3, 2003, by and among  Joseph Zappala and Isabel Zappala, husband and wife (collectively, the "Reporting Persons").

    The Reporting Persons agree to jointly prepare and file with the United States Securities and Exchange Commission (the "SEC") an amendment to Schedule 13G and any attachments thereto reporting each of the Reporting Persons' beneficial ownership of shares of the common stock of Go2Pharmacy, Inc. n/k/a Innovative Companies, Inc., a Florida corporation ("Issuer") and affirm that such amendment and any attachments thereto are being filed on behalf of each of the Reporting Persons.

    This  Agreement shall remain in full force and effect  until the Reporting Persons are no longer required to file any Schedule 13Gs  with respect  to the Reporting Persons'  holdings  of  and transactions in securities issued by Issuer.

    IN WITNESS WHEREOF, the parties to this Agreement have executed this
Agreement as of the date first written above

                                                                                      /s/Joseph Zappala_________

                                                                                       Joseph Zappala

                                                                                       /s/Isabel Zappala_________

                                                                                       Isabel Zappala